UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B
Colonia Zedec Santa Fe
United Mexican States, Mexico City 01210
+(52) 55-5261-6400
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: April 19, 2018	By:	/s/ Fernando Suárez
	Name:	Fernando Suárez
	Title:	Chief Financial Officer

	By:	/s/ Jaime Pous
	Name:	Jaime Pous
	Title:	General Counsel

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.87	First Quarter 2018 financial statements and press release dated April 19, 2018

[110000] General information about financial statements

Ticker:	VLRS
Period covered by financial statements:	2018-01-01 al 2018-03-31
Date of end of reporting period:	2018-03-31
Name of reporting entity or other means of identification:	VLRS
Description of presentation currency:	MXN
Level of rounding used in financial statements:	Thousands
Consolidated:	Yes
Number of quarter:	1
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Disclosure of general information about financial statements

Follow-up of analysis

Analyst Coverage

Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Gilberto Garcia
Bradesco BBI - Equity Research	Victor Mizusaki
BX+	Marco Antonio Medina Zaragoza
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
GBM	Mauricio Martinez
HSBC	Ricardo Rezende
Intercam Casa de Bolsa	Alejandra Marcos
Morgan Stanley	Joshua Milberg
Santander	Pedro Balcao
UBS	Rogerio Araujo
Vector	Marco Antonio Montañez

Consolidated Statements of financial position

	As of March 31, 2018	As of December 31, 2017 (Adjusted)
Statement of financial position
Assets
Current assets
Cash and cash equivalents	7,317,401	6,950,879
Trade and other current receivables	1,359,309	878,931
Recoverable income tax	465,993	570,361
Financial instruments	378,551	497,403
Inventories	304,816	294,850
Current biological assets	0	0
Other current non-financial assets	1,930,549	2,120,606
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	11,756,619	11,313,030
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	11,756,619	11,313,030
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Financial instruments	0	0
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment, net	4,567,143	4,375,697
Investment property	0	0
Goodwill	0	0
Intangible assets, net	172,555	190,420
Deferred income tax	575,634	562,445
Other non-current non-financial assets	5,768,744	6,224,675
Total non-current assets	11,084,076	11,353,237
Total assets	22,840,695	22,666,267
Equity and liabilities
Liabilities
Short-term liabilities
Trade and other current payables	6,466,058	4,656,925
Income taxes payable	138,517	111,292
Other current financial liabilities	2,542,404	2,403,562
Accrued liabilities	2,132,524	2,050,973
Short-term provisions
Current provisions for employee benefits	0	0
Other liabilities	149,118	280,744
Total short-term provisions	149,118	280,744
Total short-term liabilities other than liabilities included in disposal groups classified as held for sale	11,428,621	9,503,496
Liabilities included in disposal groups classified as held for sale	0	0
Total short-term liabilities	11,428,621	9,503,496
Long-term liabilities
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	880,787	1,079,152
Other non-current non-financial liabilities	183,062	199,848

Non-current provisions
Non-current provisions for employee benefits	20,297	19,289
Other non-current provisions	223,984	216,702
Total non-current provisions	244,281	235,991
Deferred tax liabilities	1,153,973	1,616,282
Total non-current liabilities	2,462,103	3,131,273
Total liabilities	13,890,724	12,634,769
Equity
Capital stock	2,973,559	2,973,559
Additional paid in capital	1,806,940	1,804,528
Treasury shares	84,503	85,034
Retained earnings	3,830,193	4,948,376
Other reserves	423,782	390,069
Total equity attributable to owners of parent	8,949,971	10,031,498
Non-controlling interests	0	0
Total equity	8,949,971	10,031,498
Total equity and liabilities	22,840,695	22,666,267

Consolidated Statements of Operations

	For the three months ended March 31, 2018	For the three months ended March 31, 2017 (Adjusted)
Profit or loss
Profit (loss)
Operating revenues	5,850,174	5,698,631
Cost of sales	0	0
Gross profit	5,850,174	5,698,631
Sales, marketing and distribution expenses	357,451	357,681
Administrative expenses	0	0
Other operating income	746	540
Other operating expenses	6,399,819(1)	6,070,789(2)
Operating loss	(906,350)	(729,299)
Finance income	33,686	21,315
Finance costs	724,737	1,165,487
Share of income (loss) of associates and joint ventures accounted for using equity method	0	0
Loss before income tax	(1,597,401)	(1,873,471)
Income tax benefit	(479,218)	(555,514)
Loss from continuing operations	(1,118,183)	(1,317,957)
Income (loss) from discontinued operations	0	0
Net los	(1,118,183)	(1,317,957)
Loss, attributable to
Loss, attributable to owners of parent	(1,118,183)	(1,317,957)
(Loss) income, attributable to non-controlling interests	0	0
Earnings per share
Loss per share
Loss per share
Basic loss per share
Basic loss per share from continuing operations	(1.11)	(1.3)
Basic loss per share from discontinued operations	0	0
Total basic loss per share	(1.11)	(1.3)
Diluted loss per share
Diluted loss per share from continuing operations	(1.11)	(1.3)
Diluted loss per share from discontinued operations	0	0
Total diluted loss per share	(1.11)	(1.3)

[1] ↑
—
Includes the following expenses:  i) Fuel by Ps. 2,174,881, ii) Aircraft and engine rent expenses by Ps. 1,596,158, iii) Landing, take-off and navigation expenses by Ps. 1,124,836, iv) Salaries and benefits by Ps. 746,292, v) Maintenance by Ps. 350,879, vi) Other operating expenses by Ps. 274,467, y vii) Depreciation and amortization by Ps. 132,306.

[2] ↑
—
Includes the following expenses: i) Fuel by Ps. 1,892,029, ii) Aircraft and engine rent expenses by Ps. 1,699,190, iii) Landing, take-off and navigation expenses by Ps. 1,034,712, iv) Salaries and benefits by Ps. 695,778, v) Maintenance by Ps. 351,414, vi) Other operating expenses by Ps. 269,295, y vii) Depreciation and amortization by Ps. 128,371.

Consolidated Statements of Comprehensive Income

	For the three months ended March 31, 2018	For the three months ended March 31, 2017 (Adjusted)
Statement of comprehensive income
Net loss for the period	(1,118,183)	(1,317,957)
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	0	0
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	29,517	(1,504)
Reclassification adjustments on exchange differences on translation, net of tax	0	0
Other comprehensive income (loss), net of tax, exchange differences on translation	29,517	(1,504)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0
Cash flow hedges
Gains on cash flow hedges, net of tax	0	8,471
Reclassification adjustments on cash flow hedges, net of tax	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0
Other comprehensive income, net of tax, cash flow hedges	0	8,471
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	4,196	(220,438)
Reclassification adjustments on change in value of time value of options, net of tax	0	0
Other comprehensive income (loss), net of tax, change in value of time value of options	4,196	(220,438)
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0
Total other comprehensive income (loss) that will be reclassified to profit or loss, net of tax	33,713	(213,471)
Total other comprehensive income (loss)	33,713	(213,471)
Total comprehensive loss	(1,084,470)	(1,531,428)

Comprehensive income attributable to
Comprehensive loss, attributable to owners of parent	(1,084,470)	(1,531,428)
Comprehensive income, attributable to non-controlling interests	0	0

Consolidated statements of cash flows, indirect method

	For the three months ended March 31, 2018	For the three months ended March 31, 2017 (Adjusted)
Consolidated statements of cash flows
Cash flows from (used in) operating activities
Net loss	(1,118,183)	(1,317,957)
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	(479,218)	(555,514)
Adjustments for finance costs	488,777	652,465
Adjustments for depreciation and amortisation expense	132,306	128,371
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
Adjustments for provisions	0	0
Adjustments for unrealised foreign exchange losses (gains)	0	0
Adjustments for share-based payments	2,412	2,153
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	698	110
Participation in associates and joint ventures	0	0
Adjustments for increase in inventories	(9,966)	(4,872)
Adjustments for increase in trade accounts receivable	(378,166)	(21,711)
Adjustments for decrease (increase) in other operating receivables	116,220	(87,928)
Adjustments for (decrease) increase in trade accounts payable	(36,304)	133,109
Adjustments for increase in other operating payables	887,499	185,492
Other adjustments for non-cash items	(28,919)	(23,934)
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit	1,493,133	1,449,135
Total adjustments to reconcile profit	2,188,472	1,856,876
Net cash flows from provided by operations	1,070,289	538,919
Dividends paid	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	33,686	21,315
Income taxes refund	11,159	91,450
Other inflows (outflows) of cash	0	0
Net cash flows provided by operating activities	1,092,816	468,784
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	0	101,252
Purchase of property, plant and equipment	303,313	425,692
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	10,118	17,812
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0

Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows used in investing activities	(313,431)	(342,252)
Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	112,257	480,756
Repayments of borrowings	0	286,755
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	30,681	20,113
Income taxes refund (paid)	0	0
Other outflows of cash	(16,575)	0
Net cash flows provided by financing activities	65,001	173,888
Net increase in cash and cash equivalents before effect of exchange rate changes	844,386	300,420
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(477,864)	(533)
Net increase in cash and cash equivalents	366,522	(232,580)
Cash and cash equivalents at beginning of period	6,950,879	7,071,251
Cash and cash equivalents at end of period	7,317,401	6,838,671

Consolidated Statements of changes in equity - Accumulated Current

	Statements of changes in equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,804,528	85,034	4,948,376	0	(11,934)	0	0	114,681
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(1,118,183)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	29,517	0	0	4,196
Total comprehensive income	0	0	0	(1,118,183)	0	29,517	0	0	4,196
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	(531)	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	2,412	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	2,412	(531)	(1,118,183)	0	29,517	0	0	4,196
Equity at end of period	2,973,559	1,806,940	84,503	3,830,193	0	17,583	0	0	118,877

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of employee benefits	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(3,857)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	(3,857)	0	0	0	0

	Statements of changes in equity
	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Total equity
Statement of changes in equity
Equity at beginning of period	0	0	291,179	390,069	10,031,498	0	10,031,498
Changes in equity
Comprehensive income
Loss	0	0	0	0	(1,118,183)	0	(1,118,183)
Other comprehensive income	0	0	0	33,713	33,713	0	33,713
Total comprehensive los	0	0	0	33,713	(1,084,470)	0	(1,084,470)
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase through other changes, equity	0	0	0	0	531	0	531
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase through share-based payment transactions, equity	0	0	0	0	2,412	0	2,412
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	33,713	(1,081,527)	0	(1,081,527)
Equity at end of period	0	0	291,179	423,782	8,949,971	0	8,949,971

Consolidated Statements of changes in equity - Accumulated Previous (Adjusted)

	Statements of changes in equity
	Capital stock	Additional paid in Capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,800,613	83,365	5,853,092	0	(4,756)	(7,815)	0	152,627
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(1,317,957)	0	0	0	0	0
Other comprehensive (loss) income	0	0	0	0	0	(1,504)	8,471	0	(220,438)
Total comprehensive los	0	0	0	(1,317,957)	0	(1,504)	8,471	0	(220,438)
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase through share-based payment transactions, equity	0	2,153	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	2,153	0	(1,317,957)	0	(1,504)	8,471	0	(220,438)
Equity at end of period	2,973,559	1,802,766	83,365	4,535,135	0	(6,260)	656	0	(67,811)

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of employee benefits	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(2,614)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	(2,614)	0	0	0	0

	Components of equity
	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Total equity
Statement of changes in equity
Equity at beginning of period	0	0	38,251	175,693	10,719,592	0	10,719,592
Changes in equity
Comprehensive income
Loss	0	0	0	0	(1,317,957)	0	(1,317,957)
Other comprehensive los	0	0	0	(213,471)	(213,471)	0	(213,471)
Total comprehensive los	0	0	0	(213,471)	(1,531,428)	0	(1,531,428)
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase through share-based payment transactions, equity	0	0	0	0	2,153	0	2,153
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total decrease in equity	0	0	0	(213,471)	(1,529,275)	0	(1,529,275)
Equity at end of period	0	0	38,251	(37,778)	9,190,317	0	9,190,317

Informative data about the Consolidated Statements of financial position

	As of March 31, 2018	As of December 31, 2017
Informative data of the Consolidated Statements of Financial Position
Capital stock	2,973,559	2,973,559
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	0	0
Number of executives	0	0
Number of employees	4,717	4,752
Number of workers	0	0
Outstanding shares	1,011,876,677	1,011,876,677
Repurchased shares	0	0
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

Informative data about the Consolidated Statements of Operations

	For the three months ended March 31, 2018	For the three months ended March 31, 2017
Informative data of the Income Statement
Depreciation and amortization	132,306	128,371

Informative data – Consolidated Statements of operations for 12 months

	For the twelve months ended March 31, 2018	For the twelve months ended March 31, 2017 (Adjusted)
Informative data - Consolidated Statement of operations for 12 months
Operating revenues	24,939,729	23,965,379
Operating (loss) income	(215,598)	1,110,931
Net (loss) income	(452,014)	1,535,879
Net (loss) income, attributable to owners of parent	(452,014)	1,535,879
Depreciation and amortization	552,622	544,994

Breakdown of credits

Credit type / Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Credits in domestic currency
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
Banco Santander - Bancomext (1)	No	2011-07-27	2021-11-30	LIBOR + 1.99%	0						1,438,062
Banco Santander - Bancomext (2)	No	2011-07-27	2021-11-30	LIBOR + 2.25%								153,389	596,700	249,016	35,071
Banco Nacional de México (1)	No	2018-02-12	2018-05-11	TIIE + 0.7%	200,900
Banco Nacional de México (2)	No	2018-03-20	2018-06-18	TIIE + 0.7%	572,355
Banco Nacional de México (3)	No	2018-03-26	2018-04-25	TIIE + 0.7%	177,698
TOTAL					950,953	0	0	0	0	0	1,438,062	153,389	596,700	249,016	35,071	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					950,953	0	0	0	0	0	1,438,062	153,389	596,700	249,016	35,071	0
Stock market
Listed on stock exchange - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
Landing, take off and navigation expenses	No				320,327
Fuel	No				175,357
Administrative expenses	No				53,205
Technology and communication expenses	No				21,652
Sales, marketing and distribution expenses	No				13,401
Maintenance expenses	No				6,691
Other services	No				1,886
Maintenance expenses USD	Yes										260,619
Aircraft and engine rent expenses USD	Yes										54,012
Administration expenses USD	Yes										43,792

Landing, take off and navigation expenses USD	Yes							38,600
Technology and communication expenses USD	Yes							38,452
Sales, marketing and distribution expenses USD	Yes							6,372
Other services USD	Yes							368
TOTAL		592,519	0	0	0	0	0	442,215	0	0	0	0	0
Total suppliers
TOTAL		592,519	0	0	0	0	0	442,215	0	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL		0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL		0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL		1,543,472	0	0	0	0	0	1,880,277	153,389	596,700	249,016	35,071	0

Annex - Monetary foreign currency position

Disclosure of monetary foreign currency position

U.S. dollar amounts at March 31, 2018 have been included solely for the convenience of the reader and are translated from mexican pesos, using an exchange rate of Ps.18.3445 per U.S. dollar, as reported by the Mexican Central Bank (Banco de Mexico) as the ride for the payment of obligations denominated in foreign currency payable in Mexico in effect on March 31, 2018.

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	463,086	8,495,081	0	0	8,495,081
Non-current monetary assets	301,215	5,525,639	0	0	5,525,639
Total monetary assets	764,301	14,020,720	0	0	14,020,720
Liabilities position
Short-term liabilities	162,786	2,986,233	0	0	2,986,233
Long-term liabilities	48,014	880,793	0	0	880,793
Total liabilities	210,800	3,867,026	0	0	3,867,026
Net monetary assets	553,501	10,153,694	0	0	10,153,694

Annex - Distribution of income by product

	Income type
	Domestic	International	Income of subsidiaries abroad	Total operating income
Operating revenues
Domestic (Mexico)	3,847,602	0	0	3,847,602
International (United States of America and Central America)	0	0	2,002,572	2,002,572
Total operating revenues	3,847,602	0	2,002,572	5,850,174

Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading

Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

For optimal use of the above mentioned instruments and fulfillment of punctual aims, the Company has a Risk Management team which identifies and evaluates the exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The document previously mentioned, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.
Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over-the-counter (“OTC”) markets, with approved counterparties and limits by the Hedging Policy. As of the date of this report, the Company uses Asian call options, being U.S. Gulf Coast Jet Fuel 54 the underlying asset. Asian instruments consider the monthly average price of the underlying, hence it matches the outflows of Volaris main fuel supplier. All derivative financial instruments qualified as hedge accounting.

2.
Foreign currency risk: The Company's exposure to the risk fluctuations in foreign exchange rates is mainly related to the Company’s activities (considering revenues and/or expenses are denominated in a currency other than the Company’s functional currency). Such exposure arises from expenses that are linked or/and denominated in U.S. dollars. To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not have an outstanding position on foreign exchange financial instruments.

3.
Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s flight equipment operating lease agreements and long-term debt obligations with floating interest rates. The Company enters into derivative financial instruments to hedge a portion of such exposure by using interest rate swaps. As of the date of this report, the Company does not have any outstanding position on interest rate derivatives.

Outstanding derivative financial instruments may require collateral as guarantee for a portion of the loss amount non-settled prior to maturity. The collateral delivered in pledge, is presented as part of non-current assets under guarantee deposits. It is assessed and adjusted accordingly on daily basis.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of March 31, 2018, the Company has 7 ISDAs in place with different financial institutions and is active with 5 of them during the first quarter 2018.

Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Minimizing the potential margin calls.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. Afterwards, that fair value is compared with internally developed valuation techniques that use valid and recognized methodologies based on the assets listed on its respective market and using Bloomberg as the main source of information for the levels.

In accordance with International Financial Reporting Standards ("IFRS"), the Company prepares its financial statements, Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of this report, all of the Company’s financial derivative instruments are considered effective and, therefore, are recorded under hedge accounting assumptions.

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA agreement. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company’s activities are exposed to several market risks, such as fuel price, exchange rates and interest rates. During the first quarter of 2018, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

Appendix A
Derivative financial instruments summary
As of March 31, 2018
(in thousands of Mexican pesos)

Underlying asset value							Fair value (2)		Due
Type of derivative	For hedging or other purposes	Notional amount/ Nominal value	Short or long position	Base	Current quarter (1Q18)	Prior quarter (4Q17)	Current quarter (1Q18)	Prior quarter (4Q17)
Jet Full Asian Call Options (1)	Hedge	97.0 M gallons	Long	Jet Fuel GC 54	USD $1.95 / Gal	USD $1.89 / Gal	$378,551	$497,403	Short term: $378,551

(1)	Information regarding 78 instruments closed with 5 counterparties.
(2)	From the Company´s point of view.
(3)
The Company only operates with financial counterparties with which it has an ISDA agreement. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions. Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient, in order to minimize the potential margin calls.

Notes - Subclassifications of assets, liabilities and equities

	As of March 31, 2018	As of December 31, 2017 (Adjusted)
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	4,888	5,403
Cash in banks	1,332,081	963,162
Total cash	1,336,969	968,565
Cash equivalents
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	5,980,432	5,982,314
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	5,980,432	5,982,314
Other cash and cash equivalents	0	0
Total cash and cash equivalents	7,317,401	6,950,879
Trade and other current receivables
Current trade receivables	668,978	290,812
Current receivables due from related parties	0	0
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Current receivables from taxes other than income tax	425,509	400,464
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	264,822	187,655
Total trade and other current receivables	1,359,309	878,931
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Spare parts and accesories of flight equipment	296,789	285,185
Property intended for sale in ordinary course of business	0	0
Miscellaneous supplies	8,027	9,665
Total current inventories	304,816	294,850
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint Ventures	0	0
Investments in associates	0	0
Total investments in subsidiaries, joint ventures and associates	0	0
Property, plant and equipment
Land and buildings
Land	0	0
Buildings	0	0
Total land and buildings	0	0
Machinery	0	0
Vehicles
Ships	0	0
Aircraft	0	0
Motor vehicles	0	0
Total vehicles	0	0
Fixtures and fittings	0	0
Office equipment	21,400	22,295
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	3,092,987	3,002,078
Construction prepayments	0	0
Other property, plant and equipment	1,452,756	1,351,324
Total property, plant and equipment	4,567,143	4,375,697
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	0	0
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	126,766	134,419
Licences and franchises	3,704	3,365
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	42,085	52,636
Other intangible assets	0	0
Total intangible assets other than goodwill	172,555	190,420
Goodwill	0	0
Total intangible assets and goodwill	172,555	190,420
Trade and other current payables
Current trade payables	1,034,734	1,077,438
Related parties	41,680	40,931
Accruals and deferred income classified as current

Deferred income classified as current	3,300,374	2,293,309
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	3,300,374	2,293,309
Current payables on social security and taxes other than income tax	2,089,270	1,245,247
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	0	0
Total trade and other current payables	6,466,058	4,656,925
Other current financial liabilities
Bank loans current	2,542,404	2,403,562
Stock market loans current	0	0
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	0	0
Total other current financial liabilities	2,542,404	2,403,562
Trade and other non-current payables
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities
Bank loans non-current	880,787	1,079,152
Stock market loans non-current	0	0
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total other non-current financial liabilities	880,787	1,079,152
Other provisions
Other non-current provisions	223,984	216,702
Other current provisions	149,118	280,744
Total other provisions	373,102	497,446
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	0	0
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	0	0

Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	1	1
Merger reserve	0	0
Statutory reserve	291,178	291,178
Other comprehensive income	132,603	98,890
Total other reserves	423,782	390,069
Net assets (liabilities)
Assets	22,840,695	22,666,267
Liabilities	13,890,724	12,634,769
Net assets	8,949,971	10,031,498
Net current assets (liabilities)
Current assets	11,756,619	11,313,030
Short-term liabilities	11,428,621	9,503,496
Net current assets	327,998	1,809,534

Notes - Analysis of income and expense

	For the three months ended March 31, 2018	For the three months ended March 31, 2017
Analysis of income and expense
Revenue
Revenue from rendering of services	5,850,174	5,698,631
Revenue from sale of goods	0	0
Interest income	0	0
Royalty income	0	0
Dividend income	0	0
Rental income	0	0
Revenue from construction contracts	0	0
Other revenue	0	0
Total revenue	5,850,174	5,698,631
Finance income
Interest income	33,686	21,315
Net gain on foreign exchange	0	0
Gains on change in fair value of derivatives	0	0
Gain on change in fair value of financial instruments	0	0
Other finance income	0	0
Total finance income	33,686	21,315
Finance costs
Interest expense	0	0
Net loss on foreign exchange	691,186	1,144,862
Losses on change in fair value of derivatives	0	0
Loss on change in fair value of financial instruments	0	0
Other finance cost	33,551	20,625
Total finance costs	724,737	1,165,487
Tax income (expense)
Current tax	0	0
Deferred tax	(479,218)	(555,514)
Total tax expense	(479,218)	(555,514)

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At March 31, 2018 and December 31, 2017

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

 1.  Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s Chief Executive Officer, Enrique Beltranena, and Chief Financial Officer, Fernando Suárez, on April 19, 2018. Subsequent events have been considered through that date.

a) Relevant events

a) On February 16, 2018, one of the Company’s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares or on the earnings-per-share calculation.

b) On January 16, 2018, the Company and Frontier Airlines (Frontier) signed the first codeshare agreement in history between two ultra-low-cost airlines, which is subject to governmental approvals in Mexico and the United States. Once implemented the Company´s customers will gain access to new cities in the U.S. beyond the current destinations, and Frontier customers will gain first-time access to new destinations in Mexico.

c) On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of 80 A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. Commitments to acquisition of property, plant and equipment are disclosed in Note 15.

b) Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of March 31, 2018 (unaudited) and December 31, 2017(audited), and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three months period ended March 31, 2018 and 2017 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2017 and 2016, and for the three years’ period ended December 31, 2017.

c) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At March 31, 2018 and December 31, 2017, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

Name	Principal	Country	% Equity interest
	activities		March 31, 2018	December 31, 2017
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%

Volaris Costa Rica	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%

Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%

Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%

Servicios Earhart, S.A. *	Recruitment and payroll	Guatemala	100%	100%

Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Operaciones Volaris, S.A. de C.V (“Servicios Operativos”)(1)	Recruitment and payroll	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%
*The Company has not started operations in Central America.
(1) With effect from August 3, 2016, the name of the Company was changed from Servicios Operativos Terrestres Volaris, S.A. de C.V. to Operaciones Volaris, S.A. de C.V.

d) Retrospective changes in classification

During 2018, the Company modified certain amounts in the consolidated statements of financial position as of December 31, 2017 and in the consolidated statements of operations for the three months period ended March 31, 2017 as required by IAS 1 Presentation of Financial Statements. These modifications resulted from the adoption of IFRS 15 Revenue from Contracts with Customers.

IFRS 15 was issued in May 2014 and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard will supersede all current revenue recognition requirements under IFRS. IFRS 15 also requires additional disclosures about the nature, timing, and uncertainty of revenue cash flows arising from customer contracts, including significant judgments and changes in judgments.

The Company adopted the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

The main impact of IFRS 15 is the timing of recognition of certain air travel-related services (“ancillaries”). Under the new standard, certain ancillaries are recognized when the air transportation service is rendered (at the time of the flight). This change arises primarily because those ancillaries do not constitute separate performance obligations or represent administrative tasks that do not represent a promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation. Also certain services provided to the Company’s customers that under the new standard qualify as variable consideration that are recorded as reduction to revenues.

Also the classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charges for excess baggage, itinerary changes and other air travel-related services, changed with adoption of IFRS 15 since they are part of the single performance obligation of providing passenger transportation.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. That not represented changes on revenue.

The following table provides details about the adoption:

Consolidated statements of financial position

	As previously reported as of December, 2017	Adjustment	As adjusted
Short term liabilities
Trade and other current payables	4,525,252	(131,673)	4,656,925
Equity
Retained earnings	5,080,049	131,673	4,948,376

Consolidated statements of operations

	As previously reported as of March 31, 2017	Adjustment	As adjusted
Operating revenues	5,655,767	42,864	5,698,631

2. Impact of new International Reporting Standard

New and amended standards and interpretations

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2018, they do not have a material impact on the unaudited interim condensed consolidated financial statements of the Company.  The nature and the impact of each new standard or amendment is described below:

Amendments to IAS 7 – Statement of cash flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Company has provided the information in its annual consolidated financial statements for the year ended December 31, 2017.

Amendments to IAS 12 – Income Taxes: Recognition of Deferred Tax Assets for Unrecognized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of deductible temporary difference related to unrealized losses. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. However, their application has no effect on the Company’s financial position and performance as there are no deductible temporary differences or assets that are in the scope of the amendments.

New and amended standards and interpretations not yet effective

Except for IFRS 9 adopted in 2014, the Company has not early adopted any of the following standards, interpretations or amendments that have been issued but is not yet effective.

IFRS 9 (2014) Financial Instruments

The Company adopted IFRS 9 (2013) in connection with its 2014 consolidated financial statements. IFRS 9 (2014) requires entities to apply an expected credit loss (ECL) model that replaces the IAS 39’s incurred loss model. The ECL model applies to debt instruments accounted for at amortized cost or at fair value through OCI, most loan commitments, financial guarantee contracts, contract assets under IFRS 15 Revenue from Contracts with Customers and lease receivables under IAS 17 Leases or IFRS 16 Leases.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018, since the Company early adopted IFRS 9 (2013), no additional impact is expected

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).

Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Company is in process of completing an assessment of the potential impact of adopting IFRS 16. The adoption of this standard will have a significant impact on the accounting for leased aircraft, engines and other lease agreements, requiring the presentation of those leases with durations of greater than twelve months on the consolidated statement of financial position. The Company anticipates adopting the new standard using the full retrospective method.

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled, share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018. The adoption not represented a significant effect on its consolidated financial statements.

IFRIC 23 — Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes, the interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing; if the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted. The Company expects to adopt this interpretation at the effective date.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the unaudited interim condensed consolidated financial statements or incorporated by cross-reference between the unaudited interim condensed consolidated financial statements and wherever they are included within the interim financial report. The other information within the interim financial report must be available to users on the same terms as the unaudited interim condensed consolidated financial statements and at the same time. This amendment must be applied retrospectively.

These amendments are not expected to have any impact on the Company.

3.  Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

4. Convenience translation

U.S. dollar amounts at March 31, 2018 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.18.3445 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on March 31, 2018. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6. Risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, in order to design the strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. Pursuing this objective, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended March 31, 2018 and 2017 represented 32% and 29%, of the Company’s operating expenses, respectively.

During the three months ended March 31, 2018, the Company did not enter into US Gulf Coast Jet fuel 54 Asian call options.

During the three months ended March 31, 2017, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 45.7 million gallons. Such hedges represent a portion of the projected consumption for the next 9 months.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories. Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options.

As of March 31, 2018 and December 31, 2017, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.378,551 and Ps.497,554, respectively, and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

The amount of positive cost of hedging derived from the extrinsic value changes of these options as of March 31, 2018 recognized in other comprehensive income totals Ps.169,830 (the positive cost of hedging in December 2017 totals Ps.163,836), and will be recycled to the fuel cost during 2018, as these options expire on a monthly basis.

During the three months ended March 31, 2018 and 2017, the extrinsic value of these options recycled to the fuel cost was a (benefit) and expense of Ps. (68,375) and Ps.59,446, respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the period:

	Position as of March 31, 2018
	Jet fuel Asian call option contracts maturities
Jet fuel risk	2 Quarter 2018	2 Half 2018	2018 Total
Notional volume in gallons (thousands)*	35,130	61,863	96,993
Strike price agreed rate per gallon (U.S. dollars)**	US$1.7430	US$1.8106	US$1.7861
Approximate percentage of hedge (of expected consumption value)	60%	50%	53%

* US Gulf Coast Jet 54 as underlying asset
** Weighted average

	Position as of December 31, 2017
	Jet fuel Asian call option contracts maturities
Jet fuel risk	1 Half 2018	2 Half 2018	2018 Total
Notional volume in gallons (thousands)*	69,518	61,863	131,381
Strike price agreed rate per gallon (U.S. dollars)**	US$1.6861	US$1.8106	US$1.7447
Approximate percentage of hedge (of expected consumption value)	60%	50%	55%

* US Gulf Coast Jet 54 as underlying asset
** Weighted average

b)  Foreign currency risk

While Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Most of the Company’s revenue is generated in Mexican pesos, although 34% of its revenues came from operations in the United States of America and Central America for the three months ended March 31, 2018 (27% for the three months ended March 31, 2017).

U.S. dollar denominated collections accounted for 39% and 40% of the Company’s total collections as of March 31, 2018 and December, 31 2017, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are also U.S. dollar denominated also and although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

The Company’s foreign exchange on and off-balance sheet exposure as of March 31, 2018 and December 31, 2017 is as set forth below:

	Thousands of U.S. dollars

	March 31, 2018	December 31, 2017
Assets:
Cash and cash equivalents	US$ 359,484	US$ 344,038
Other accounts receivable	19,916	13,105
Aircraft maintenance deposits paid to lessors	339,639	352,142
Deposits for rental of flight equipment	24,626	25,343
Derivative financial instruments	20,636	25,204
Total assets	764,301	759,832

Liabilities:
Financial debt	134,767	128,296
Foreign suppliers	59,075	53,729
Taxes and fees payable	16,958	10,304
Total liabilities	210,800	192,329
Net foreign currency position	US$ 553,501	US$ 567,503

The exchange rates used to translate the above amounts to Mexican pesos at March 31, 2018 and December 31, 2017 were Ps.18.3445 and Ps.19.7354, respectively, per U.S. dollar.

Thousands of U.S. dollars

	March 31, 2018	December 31, 2017
Off-balance sheet transactions exposure:
Aircraft and engine operating lease payments (Note 12)	US$ 1,801,894	US$ 1,856,909
Aircraft and engine commitments (Note 15)	1,117,603	1,123,377
Total foreign currency	US$ 2,919,497	US$ 2,980,286

As of March 31, 2018 and December 31, 2017, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In most cases, when a derivative can be tailored  within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

For the three months ended March 31, 2017 the loss on the interest rate swaps was Ps. 11,786, which was recognized as part of rental expense in the consolidated statements of operations. All of the Company’s position in the form of interest rate swaps matured on March 31, 2017 and April 30, 2017, consequently there is no outstanding balance as of March 31, 2018.

d)  Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts.

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

March 31, 2018
	Within one year	One to five years	Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps. 1,575,325	Ps. 880,787	Ps. 2,456,112
Short-term working capital facilities	948,354	-	948,354
Total	Ps. 2,523,679	Ps. 880,787	Ps. 3,404,466

December 31, 2017
	Within one year	One to five years	Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps. 1,449,236	Ps. 1,079,152	Ps. 2,528,388
Short-term working capital facilities	948,354	-	948,354
Total	Ps. 2,397,590	Ps. 1,079,152	Ps. 3,476,742

e)  Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At March 31, 2018, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2018 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the three months ended March 31, 2018. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

7.  Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount		Fair value
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Assets
Derivative financial instruments	Ps. 378,551	Ps. 497,403	Ps. 378,551	Ps. 497,403

Liabilities
Financial debt	(3,404,466)	(3,476,742)	(3,407,947)	(3,481,741)
Total	Ps. (3,025,915)	Ps. (2,979,339)	Ps. (3,029,396)	Ps. (2,984,338)

The following table summarizes the fair value measurements at March 31, 2018:

Fair value measurement
	Quoted prices in active markets Level 1	Significant observable inputs Level 2	Significant unobservable inputs Level 3	Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps. -	Ps. 378,551	Ps. -	Ps. 378,551
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**	-	(3,407,947)	-	(3,407,947)
Net	Ps. -	Ps.(3,029,396)	Ps. -	Ps. (3,029,396)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2017:

Fair value measurement
	Quoted prices in active markets Level 1	Significant observable inputs Level 2	Significant unobservable inputs Level 3	Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps. -	Ps. 497,403	Ps. -	Ps. 497,403
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**	-	(3,481,741)	-	(3,481,741)
Net	Ps. -	Ps. (2,984,338)	Ps. -	Ps. (2,984,338)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the gain (loss) from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three months ended March 31, 2018 and 2017:

Consolidated statements of operations

Three months ended

Instrument	Financial statements line	March 31, 2018	March 31, 2017

Jet fuel Asian call options contracts	Fuel	Ps. 68,375	Ps. (59,446)
Interest rate swap contracts	Aircraft and engine rent expenses	-	(11,786)
Total		Ps. 68,375	Ps. (71,232)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the three months ended March 31, 2018 and 2017:

Consolidated statements of other comprehensive income

		Three months ended
	Financial statements	March 31,
Instrument	line	2018	2017
Jet fuel Asian call options	OCI	Ps. 5,994	Ps. (314,911)
Interest rate swap contracts	OCI	-	12,101
Total		Ps. 5,994	Ps. (302,810)

8.  Financial assets and liabilities

At March 31, 2018 and December 31, 2017 the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)  Financial assets
	March 31, 2018	December 31, 2017
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps. 378,551	Ps. 497,403
Total financial assets	Ps. 378,551	Ps. 497,403

Presented on the consolidated statements of financial position as follows:
Current	Ps. 378,551	Ps. 497,403
Non-current	Ps. -	Ps. -

b)  Financial debt

i)	At March 31, 2018 and December 31, 2017, the Company’s short-term and long-term debt consists of the following:

	March 31, 2018	December 31 2017
I.  Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on November 30, 2021, bearing annual interest rate at the three-month LIBOR plus a spread according to the contractual conditions of each disbursement in a range of 199 to 225 basis points.
	Ps. 2,456,112	Ps. 2,528,388

II. In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread of 70 basis points.	948,354	948,354

III. Accrued interest	18,725	5,972
	3,423,191	3,482,714
Less: Short-term maturities	2,542,404	2,403,562
Long-term	Ps. 880,787	Ps. 1,079,152

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at March 31, 2018:

	Within one year	April 2019- March 2020	April 2020- March 2021	April 2021- March 2022	Total
Finance debt:
Santander/Bancomext	Ps. 1,591,451	Ps. 596,700	Ps. 249,016	Ps. 35,071	Ps. 2,472,238
Citibanamex	950,953	-	-	-	950,953
Total	Ps. 2,542,404	Ps. 596,700	Ps. 249,016	Ps. 35,071	Ps. 3,423,191

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At March 31, 2018 and December 31, 2017, the Company was in compliance with the covenants under the above-mentioned loan agreement.
For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

9.  Related parties

a)    An analysis of balances due from/to related parties at March 31, 2018 and December 31, 2017 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	March 31, 2018	December 31, 2017	Terms
Due to:
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador	Ps. 16,847	Ps. 24,980	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	El Salvador	24,763	15,951	30 days
Human Capital International HCI, S.A. de C,V. (“HCI”)	Professional Fees	Mexico	70	-	30 days
			Ps. 41,680	Ps. 40,931

b)	During the three months ended March 31, 2018 and 2017, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2018	2017
Expenses:
Aircraft and engine maintenance	El Salvador/Guatemala	Ps. 84,956	Ps. 55,273
Call center fees and other fees	Mexico/El Salvador	44,650	51,095
Other	Mexico/El Salvador/ Guatemala	956	1,991

c)  Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s Chief Executive Officer, and Rodolfo Montemayor, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor.

During the three months ended March 31, 2018 and 2017 the Company expensed Ps.574 and Ps.422, respectively, for this concept.

d) Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of the Company’s board of directors, and members of his immediate family are shareholders of Aeroman. Te Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1 2017. This agreement provides that we the Company has to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 10 year term.
As of March 31, 2018 and December 31, 2017, the balances due under the agreement with Aeroman were Ps.24,763 and Ps.15,951, respectively.

During the three months ended March 31, 2018 and 2017, the Company expensed Ps.85,912 and Ps.56,131, respectively for this concept.

e) HCI

The Company entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, member of the Company’s board of directors, is a founder and chairman of the board of directors of Human Capital International.

As of March 31, 2018 and December 31, 2017, the balances due under the agreement with HCI were Ps.70 and Ps.0, respectively.

During the three months period ended March 31, 2018 and 2017, the Company expensed Ps.60 and Ps.536, respectively, for this concept.

f) One Link, S.A de C.V.

One Link is a related party because Marcho Baldochi, an alternate member of the board, is a director of the Company. Pursuant to this agreement, One Link receives calls from our customers to book flights and provides customers with information about fares, schedules and availability.

As of March 31, 2018 and December 31, 2017, the balances due under the agreement with One Link were Ps.16,847 and Ps.24,980, respectively.

During the three months period ended March 31, 2018 and 2017, the Company expensed Ps 44,016 and Ps.50,137, respectively, for this concept.

g) SearchForce, Inc.

SearchForce is a related party because William Dean Donovan, an alternate member of the board, is a director of the Company. Pursuant to this agreement, SearchForce provides consultation services, reports, findings, analysis or other deliverables to us regarding the software and the implementation of the internet marketing strategy developed to the Company at its request.

During the three months ended March 31, 2018 and 2017, the Company expensed Ps.0 and Ps.891, respectively, for this concept.

i)  Directors and officers

During the three months ended March 31, 2018 and 2017, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.25,175 and Ps.45,724, respectively.

During the three months ended March 31, 2018 and 2017, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.374 and Ps.2,036, respectively, and the rest of the directors received a compensation of Ps.309 and Ps.1,847, respectively.

10. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

During three months period ended March 31, 2018 and the year ended December 31, 2017, the Company acquired rotable spare parts, furniture and equipment by an amount of Ps.303,313 and Ps.2,584,232, respectively.

Rotable spare parts, furniture and equipment by Ps 0 and Ps. 319,671 were disposed during three months period ended March 31, 2018 and during the year ended December 31, 2017 respectively. These amounts included reimbursements of pre-delivery payments for aircraft acquisition of Ps.0 and Ps.213,947 respectively.

b) Depreciation expense

Depreciation expense for the three months ended March 31, 2018 and 2017 was Ps.113,800 and Ps.116,081, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

11.  Intangible assets, net

a) Acquisitions

During three months period ended March 31, 2018 and the year ended December 31, 2017, the Company acquired intangible assets by an amount of Ps.10,118 and Ps. 130,908 respectively.

b) Amortization expense

Software amortization expense for the three months ended March 31, 2018 and 2017 was Ps.18,506 and Ps.12,290, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

12.  Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. At March 31, 2018, the Company leases 70 aircraft (71 as of December 31, 2017) and 8 spare engines under operating leases (8 as of December 31, 2017) that have maximum terms through 2031. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

As of March 31, 2018 and December 31 2017, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet and spare engines, operating leases*:
Aircraft Type	Model	At March 31, 2018	At December 31, 2017
A319	132	5	6
A319	133	6	6
A320	233	39	39
A320	232	4	4
A320NEO	271N	6	6
A321	231	10	10
		70	71

Engine Type	Model	At March 31, 2018	At December 31, 2017
V2500	V2527M-A5	3	3
V2500	V2527E-A5	3	3
V2500	V2527-A5	2	2
		8	8
* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the three months period ended March 31, 2018, the Company didn’t incorporate any new aircraft to its fleet.

Also during the period of three months ending March 31, 2018, the Company extended the lease term of two aircrafts (effective from 2019) and one spare engine (effective from february 2018), additionally during this period the Company returned one aircraft to its respective lessor.

During the year ended December 31, 2017, the Company incorporate five aircraft to its fleet (one of them based on the terms of the Airbus purchase agreement and four from a lessor´s order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned three aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

Additionally, during 2017 the Company extended the lease term of three aircraft (effective from 2018) and two spare engines (effective from July 2017 and September 2017 respectively). Such leases were accounted as operating leases and were not subject to sale and leaseback transactions.

As of March 31, 2018 and December 31, 2017, all of the Company’s aircraft and spare engines lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft and engine rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Aircraft operating leases			Engine operating leases
	in U.S. dollars		in Mexican		in Mexican pesos(1)
			pesos(1)	in U.S. dollars
2018		$190,507	$3,494,756	$3,568	$65,453
2019		$245,932	$4,511,500	$4,634	$85,008
2020		$240,505	$4,411,944	$4,014	$73,635
2021		$234,670	$4,304,904	$3,857	$70,755
2022 and thereafter		$868,233	$15,927,300	$5,974	$109,590
Total	US	1,779,847	$32,650,404	$22,047	$404,441

(1) Using the exchange rate as of March 31, 2018 of Ps. 18.3445.

Such amounts are determined based on stipulated rent contained within the agreements without considering renewals and using the prevailing exchange rate and interest rates as of March 31, 2018.

During the three months period ended March 31, 2018 and 2017, the Company did not enter into sale and leaseback transactions.

During the year ended December 31, 2011, the Company entered into aircraft and spare engines sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the unaudited interim condensed consolidated statements of financial position and is being amortized over the contractual lease term. As of March 31, 2018 and December 31, 2017, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which is recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.10,651 and Ps.11,413, respectively, which is recorded in the caption of other assets.

For the three months ended March 31, 2018 and 2017, the Company amortized a loss of Ps.762, and Ps.762, respectively, as additional aircraft rental expense.

13. Equity

As of March 31, 2018, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020, 471
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(13,257,945)	(13,257,945)
	24,180	998,594,552	998,618,732

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.
During the months period ended March 31, 2018 and for the year ended December 31, 2017, the Company did not declare any dividends.

a)	(Loss) Earnings per share

Basic loss per share (“LPS”) amounts are calculated by dividing the net loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted LPS amounts are calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

The following table shows the calculations of the basic and diluted loss per share for the three months ended March 31, 2018 and 2017:

	Three months ended
	March 31,
	2018	2017
Net loss for the period	Ps. (1,118,183)	Ps. (1,317,957)
Weighted average number of shares outstanding (in thousands):
Basic	1,011,877	1,011,877
Diluted	1,011,877	1,011,877
LPS:
Basic	(1.11)	(1.302)
Diluted	(1.11)	(1.302)

14. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	Three months ended
	March 31,
		2018		2017

Current tax expense	Ps.	-	Ps.	-
Deferred income tax benefit		479,218		555,514
Total income tax benefit on profits	Ps.	479,218	Ps.	555,514

The Company’s effective tax rate during the three months period ended March 31, 2018 and 2017 was 30.0% and 29.0% respectively.

15.  Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars	Commitment expenditures equivalent in Mexican pesos (1)
2018	$70,420	$1,291,820
2019	$130,013	$2,385,023
2020	$101,585	$1,863,526
2021	$145,683	$2,672,482
2022 and thereafter	$669,902	$12,289,017
	$1,117,603	$20,501,868

(1) Using the exchange rate as of March 31, 2018 of Ps.18.3445.

All aircraft acquired by the Company through the Airbus purchase agreement at March 31, 2018 and December 31, 2017 have been executed through sale and leaseback transactions.

Litigation

a) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

b) On January 18, 2018, the Mexican antitrust authority, Comisión Federal de Competencia Económica (“COFECE”), served Volaris with a preliminary ruling of potential responsibility (Dictamen de Probable Responsabilidad or “DPR”) in which the investigating body of COFECE asserts certain allegations regarding antitrust activities in Mexico´s domestic commercial air passenger transportation market during the period from April 2008 up to February 2010 by different Mexican carriers, including Volaris. The DPR does not constitute a final ruling of culpability against Volaris. Since all the activities which were allegedly committed by the carriers were committed within the framework of the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica) in effect during 2010, any applicable fines would be made pursuant to such 2010 law. The maximum fine contemplated by Article 35 section IV of such law is one million five hundred thousand times the minimum wage for Mexico City in effect during 2010. Therefore, in the event that the final ruling imposes a fine on Volaris, such fine is not expected to have a material adverse effect on the financial position or performance of the Company. Nevertheless, the COFECE proceedings are ongoing and the Company cannot predict the final outcome of such proceedings and accordingly the Company has not established a provision on the accompanying consolidated financial statements for a loss arising from this assessment.

16.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months ended March 31,
	2018		2017
Operating revenues:
Domestic (Mexico)	Ps.	3,847,602	Ps.	4,159,075
International:
United States of America and Central America*		2,002,572		1,539,556
Total operating revenues	Ps.	5,850,174	Ps.	5,698,631
* United States of America represents approximately 31% and 26% of total revenues from external customers in the first quarter 2018 and 2017, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight.

The Company does not have material non-current assets located in foreign countries.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

The breakdown of our non-ticket revenues for the three months ended March 31, 2018 and 2017 is as follows:

	Three months ended March 31,
	2018		2017
Non-ticket revenues
Air travel-related services	Ps.	1,753,499	Ps.	1,457,059
Non-air travel-related services		162,560		132,833
Cargo		48,557		41,096
Total non-ticket revenues	Ps.	1,964,616	Ps.	1,630,988

17.  Subsequent events

Subsequent to March 31, 2018 and through April 19, 2018, the Company does not have any relevant subsequent event to report.

Notes - List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of March 31, 2018 (unaudited) and December 31, 2017 (audited), and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three months period ended March 31, 2018 and 2017, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2017 and 2016 (audited), and for the three years period ended December 31, 2017.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”). The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

a)  Basis of consolidation

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
(ii)	Exposure, or rights, to variable returns from its involvement with the investee.
(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
(i)	The contractual arrangement with the other vote holders of the investee.
(ii)	Rights arising from other contractual arrangements.
(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b)  Revenue recognition

During the first quarter 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers.

 IFRS 15 was issued in May 2014 and amended in April 2016 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard supersedes all current revenue recognition requirements under IFRS, including IAS 18. IFRS 15 also requires additional disclosures about the nature, timing, and uncertainty of revenue cash flows arising from customer contracts, including significant judgments and changes in judgments.

The Company adopted the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

During 2016, the Company performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017. The main impact of IFRS 15 is the timing of recognition of certain air travel-related services (“ancillaries”). Under IAS 18 Revenue (standard used before IFRS 15), certain ancillaries are recognized as revenue at the time of the booking by customer (or when the service is provided); under the new standard, those ancillaries are recognized when the air transportation service is rendered (at the time of the flight). This change arises primarily because those ancillaries do not constitute separate performance obligations or represent administrative tasks that do not represent a promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation.  Also, certain services provided to the Company’s customers that under the new standard qualify as variable considerations that will be recorded as reduction to revenues.  The Company considers this accounting change will not have a material impact on its results of operations and financial position.

The classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charges for excess baggage, itinerary changes and other air travel-related services, changed upon adoption of IFRS 15 since they are part of the single performance obligation of providing passenger transportation. The revenues classified as non-ticket revenues, by an approximately amount of Ps.5,915,263 in 2017 and Ps.4,758,074 in 2016, were reclassified to passenger revenues.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers.
The Company has also identified and implemented changes to its accounting policies and practices, systems and controls, as well as designed and implemented specific controls over its evaluation of the impact of the new guidance on the Company, including a calculation of the cumulative effects, disclosure requirements and the collection of relevant data into the reporting process.

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) air-related services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

Non-passenger revenues:

The most significant non-passenger revenues include revenues generated from: (i) revenues from non-air travel-related services and (ii) cargo services.

Revenues from non-air travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the term of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to destination).

c)  Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

d)  Financial instruments

Adoption of IFRS 9 (2013)

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity. The Company early adopted IFRS 9 on October 1, 2014.

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost.

For financial liabilities, categories provided under IAS 39 are kept. As a result, there was no difference in valuation and recognition of the financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of valuation model by this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted for as such.

Also, the hedge accounting section of IFRS 9 (2013) requires for options that qualify and are formally designated as hedging instruments, the intrinsic value of the option to be defined as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in the consolidated statement of operations when the hedged item is recognized in income.

IFRS 9 requires the Company to record expected credit losses on all trade receivables, either on a 12 month or lifetime basis. The Company recorded lifetime expected losses on all trade receivables.

e)  Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the new categories introduced by IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset.

Initial recognition

All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii)  Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. Receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, the risk characteristic of the financial project and indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company assesses whether objective evidence of impairment exists individually for receivables that are individually significant. If there is objective evidence that an impairment loss is expected, the amount of the loss is measured as the present value of estimated future cash flows (future expected credit losses that have not yet been incurred).

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Classification of financial liabilities

Financial liabilities under IFRS 9 (2013) are classified at amortized cost or at FVTPL.

Derivative financial instruments are also considered financial liabilities when these represent contractual obligations to deliver cash or another financial asset.

Initial recognition

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, financial debt and financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2017 and 2016 the Company has not designated any financial liability as at FVTPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)  Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for doubtful accounts, which approximates fair value given their short-term nature.

g)  Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

h)  Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

i)  Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

During the year ended December 31, 2017 and 2016, the Company added five and 17 new aircraft to its fleet, respectively. Some lease agreements of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. The Company recognizes this cost as a contingent rent during the lease term of the related aircraft, in the consolidated statement of operations.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a deferred lease incentive. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

During the years ended December 31, 2017 and 2016, the Company extended the lease term of three and two aircraft agreements, respectively, and two engine agreements in 2017. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the contingent rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

The effect of these lease extensions were recognized as a guarantee deposit and a deferred lease incentive in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being recognized on a straight-line basis over the remaining revised lease terms.

j)  Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consists of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consist of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil, or “DGAC”) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

 (iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines coverage is recorded as incurred in the consolidated statements of operations.

k)  Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant parts with different useful lives; therefore, they are accounted for as separate items (major components) of rotable spare parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:
Annual depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Aircraft spare engines	4.0-8.3%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

l)  Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

m)  Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease.

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of supplemental rent and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

n) Employee benefits

i)  Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii)  Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a)  When it can no longer withdraw the offer of those benefits; and

b)  When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii)  Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica and Guatemala; there is no obligation to pay seniority premium benefits.

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

v)  Long-term retention plan (“LTRP”)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”.

vi)  Share-based payments

a)  LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b)  Management incentive plan (“MIP”)

 - MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

vii)  Employee profit sharing

For the years ended December 2017 and 2016, the Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit sharing benefit, as it is not required by local regulation.

o)  Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is at least substantially all of the fair value of the leased asset; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

The Company’s lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i)	Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii)
If the sale price is at or below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)
If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

p)  Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

q)  Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica and Guatemala at the date of the consolidated statement of financial position.

r)  Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the CFH accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2016 and 2015, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9 (2013), which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also is recognized in income.

s)  Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

t)  Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

Share-based payment options exercised during the reporting period are settled with treasury shares.

u)  Operating segments

The Company is managed as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).

v)  Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

w)  Convenience translation

U.S. dollar amounts at March 31, 2018 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.18.3445 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on March 31, 2018. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

Volaris Reports First Quarter 2018 Results: Ancillary Revenue Expansion, Unit Cost Reduction and Cash Flow Generation

Mexico City, Mexico, April 20, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announced its financial results for the first quarter 2018.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2018 Highlights

■	Total operating revenues reached Ps.5,850 million for the first quarter, an increase of 2.7% year over year.

■
Total ancillary revenues were Ps.1,965 million for the first quarter, an increase of 17.4% year over year. The total ancillary revenues per passenger for the first quarter were Ps.461, increasing 9.1% year over year.

■	Total operating revenues per available seat mile (TRASM) were Ps.115.7 cents for the first quarter, a decrease of 7.7% year over year.

■
Operating expenses per available seat mile (CASM) were Ps.133.7 cents for the first quarter, a decrease of 5.4% year over year; with an average economic fuel cost per gallon of Ps. 40.1, increasing 8.0% year over year, and an average exchange rate of Ps.18.76, a year over year decrease of 8.0%. Operating expenses per available seat mile excluding fuel (CASM ex fuel) were Ps. 90.6 cents for the first quarter, a decrease of 9.1% year over year.

■	Net loss was Ps.1,118 million (Ps.1.11 per share / US$0.60 per ADS) for the first quarter, with a net loss margin of 19.1%.

■
Net cash flow provided by operating activities was Ps.1,093 million, in conjunction with cash flow used in investing activities of Ps.313 million, net cash flow provided by financing activities of Ps. 65 million, and a negative net foreign exchange differences of Ps.478 million, the net cash generation in the first quarter was Ps.366 million. As of March 31, 2018, cash and cash equivalents were Ps.7,317 million.

Volaris´ CEO Enrique Beltranena commented: “During the first quarter, we faced a challenging fare environment in the domestic market, influenced by a significant capacity increase in the industry. Having the lowest unit cost, is the most important competitive advantage in this environment; our ultra-low-cost model has produced lower unit cost year over year. Additionally, our ancillary revenue performance has been successful”.

Resilient Macroeconomics and Exchange Rate Appreciation Partially Offset Fuel Price Pressures

■
Resilient macroeconomics and domestic consumer demand: The macroeconomic indicators in Mexico during the quarter were stable, with same store sales[1] increasing 4.1% year over year; remittances[2] increased 7.2% year over year during first two months of the year; and the Mexican General Economic Activity Indicator (IGAE) [3] increasing 1.1% year over year in January of 2018.

■
Air traffic volume increase: The Mexican DGAC reported overall passenger volume growth for Mexican carriers of 10.2% year over year in January and February; domestic overall passenger volume increased 8.1%, while international overall passenger volume increased 17.1%.

■
Exchange rate volatility: The Mexican peso appreciated 8.0% year over year against the US dollar, from an average exchange rate of Ps.20.39 pesos per US dollar in the first quarter 2017 to Ps.18.76 pesos per US dollar during the first quarter 2018. At the end of the first quarter, the Mexican peso appreciated 7.1% with respect to the end of period exchange rate of the previous quarter. The Company booked a foreign exchange loss of Ps.691 million as a consequence of our US dollar net monetary asset position.

■	Higher fuel prices: The average economic fuel cost per gallon increased 8.0%, year over year, to Ps.40.1 per gallon (US$2.2) in the first quarter 2018, year over year.

Strengthened ULCC Model with Further Ancillary Revenue Expansion

■
Passenger traffic stimulation: Volaris booked 4.3 million passengers in the first quarter of 2018, up 7.5% year over year. Volaris traffic (measured in terms of fare revenue miles, or RPMs) increased 9.8% for the same period. System load factor during the quarter decreased 1.0 percentage points year over year to 82.2%.

■
Challenged fare environment: For the first quarter of 2018, yield decreased 12.1% with TRASM decreasing 7.7%, year over year. During the first quarter, in terms of ASMs, domestic capacity grew 11.9%, while international capacity increased 9.7%.

■
Total ancillary revenue growth: Total ancillary revenues and total ancillary revenues per passenger increased 17.4% and 9.1% year over year for the first quarter of 2018, respectively. The total ancillary revenues generation continues to grow with new and matured products, appealing to customers’ needs, representing now 34% of the total operating revenues.

1 Source: Asociación Nacional de Tiendas de Autoservicio y Departamentales, A. C. (ANTAD)
2 Source: Banco de México (BANXICO)
3 Source: Instituto Nacional de Estadística y Geografía (INEGI)

■
New routes: In the first quarter 2018, Volaris began operations in three new international routes between: 1) Guatemala City, Guatemala and Los Angeles, California; 2) San Salvador, El Salvador and Los Angeles, California; and 3) San Salvador, El Salvador and Cancun, Quintana Roo.

Cost Control and Discipline, Despite Fuel Price Pressure

■
CASM and CASM ex fuel for first quarter 2018 were Ps. 133.7 (US$7.1 cents) and Ps.90.6 cents (US$4.8 cents), respectively. These represented decreases of 5.4% and 9.1%, respectively; mainly driven by tightening cost controls and average exchange rate appreciation of 8.0%. At the end of the first quarter, the Mexican peso also appreciated 7.1% with respect to the end of previous quarter, leading to a net exchange rate loss of Ps.691 million as result of our U.S. dollar net monetary asset position.

Young and Fuel-efficient Fleet

■
During the first quarter 2018, the Company did not incorporate any additional aircraft and one aircraft was redelivered in February. As of March 31, 2018, Volaris fleet was composed of 70 aircraft (11 A319s, 49 A320s and 10 A321s), with an average age of 4.8 years. At the end of the first quarter 2018, Volaris’ fleet had an average of 181 seats, 67% of which were in sharklet-equipped aircraft.

■ On April 17th, we received our first A321 neo, this aircraft with 230 seats will continue to enhance our network in Mexico City and will further reduce unit costs.

Solid Balance Sheet, Good Liquidity and Cash Flow Generation

■
Net cash flow provided by operating activities was Ps.1,093 million, in conjunction with cash flow used in investing activities of Ps.313 million, net cash flow provided by financing activities of Ps. 65 million, and a negative net foreign exchange differences of Ps.478 million, the net cash generation in the first quarter was Ps.366 million. As of March 31, 2018, cash and cash equivalents were Ps.7,317 million, representing now 29% of last twelve months operating revenues. As of December 31, 2017, unrestricted cash and cash equivalents were Ps.6,951 million. Volaris registered negative net debt (or a positive net cash position) of Ps.3,894 million and total equity of Ps.8,950 million.

Active in Risk Management

■
Volaris remains active in its fuel risk management program. Volaris utilized call options to hedge 63% of its first quarter 2018 fuel consumption, at an average strike price of US $1.63 per gallon, which combined with the 37% unhedged consumption, resulted in a blended average economic fuel cost of US$2.2 per gallon.

IFRS 15: Revenue from Contracts with Customers

■
During 1Q 2018, we adopted IFRS 15 “Revenue from Contracts with Customers” which replaces existing revenue recognition guidance, including IAS 18 “Revenue”. IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

■
The adoption of the IFRS 15 impacted the classification and timing of recognition of certain ancillary items such as bags, advanced seat selection, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue (disclosed in the consolidated statement of operations including in this quarterly earnings release as “other passenger revenue”).

■
Non-passenger revenue primarily consists of revenue from the sale of other items such as rental cars, insurance, hotels and cargo. This change did not have a material impact on our income statement or balance sheet in any period presented.

■
This quarterly earnings release includes supplemental information for comparable basis, with recast amounts with the IFRS 15 adoption effects, and were derived from unaudited financial statements included in the quarterly reports on Form 6-K during the year ended December 31, 2017.

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:
Presenters for the Company: Date:	Mr. Enrique Beltranena, CEO Mr. Fernando Suárez, EVP & CFO Friday, April 20, 2018
Time:	10:00 am U.S. EDT (9:00 am Mexico City Time)
United States dial in (toll free):	1-877-830-2576
Mexico dial in (toll free):	00-1-800-514-6145
Brazil dial in (toll free):	0800-891-6744
International dial in:	+1-785-424-1726
Participant passcode:	VOLARIS (8652747)
Webcast will be available at:	https://www.webcaster4.com/Webcast/Page/1174/25222
About Volaris:
*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 167 and its fleet from four to 70 aircraft. Volaris offers more than 319 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Forward-looking Statements:
Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words "expects," "estimates," "plans," "anticipates," "indicates," "believes," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact:
Andrés Pliego & Andrea González / Investor Relations / ir@volaris.com / +52 55 5261 6444
Media Contact:
Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited	Three months ended March 31, 2018			Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars)*	Three months ended March 31, 2018	Three months ended March 31, 2017 (Adjusted)	(%)
Total operating revenues (millions)	319	5,850	5,699	2.7%
Total operating expenses (millions)	368	6,757	6,428	5.1%
EBIT (millions)	(49)	(906)	(729)	24.3%
EBIT margin	(15.5%)	(15.5%)	(12.8%)	(2.7) pp
Depreciation and amortization	7	132	128	3.1%
Aircraft and engine rent expense	87	1,596	1,699	(6.1%)
Net loss (millions)	(61)	(1,118)	(1,318)	(15.2%)
Net loss margin	(19.1%)	(19.1%)	(23.1%)	4.0 pp
Loss per share:
Basic (pesos)	(0.06)	(1.11)	(1.30)	(15.2%)
Diluted (pesos)	(0.06)	(1.11)	(1.30)	(15.2%)
Loss per ADS:
Basic (pesos)	(0.60)	(11.05)	(13.02)	(15.2%)
Diluted (pesos)	(0.60)	(11.05)	(13.02)	(15.2%)
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	5,055	4,547	11.2%
Domestic	-	3,446	3,080	11.9%
International	-	1,609	1,467	9.7%
Revenue passenger miles (RPMs) (millions) (1)	-	4,155	3,784	9.8%
Domestic	-	2,902	2,597	11.7%
International	-	1,253	1,186	5.6%
Load factor (2)	-	82.2%	83.2%	(1.0) pp
Domestic	-	84.2%	84.3%	(0.1) pp
International	-	77.9%	80.9%	(3.0) pp
Total operating revenue per ASM (TRASM) (cents)	6.3	115.7	125.3	(7.7%)
Fare revenue per ASM (RASM) (cents)	4.2	76.9	88.5	(13.2%)
Fare revenue per RPM (Yield) (cents)	5.1	93.5	106.4	(12.1%)
Average fare (2)	50	912	1,020	(10.6%)
Average other passenger revenue	21	386	349	10.9%
Average non-passenger revenue	4.1	74	74	1.1%
Total ancillary revenue per passenger (4)	25.1	461	422	9.1%
Operating expenses per ASM (CASM) (cents)	7.3	133.7	141.4	(5.4%)
Operating expenses per ASM (CASM) (US cents) (3)	-	7.1	6.9	2.7%
CASM ex fuel (cents)	4.9	90.6	99.8	(9.1%)
CASM ex fuel (US cents) (3)	-	4.8	4.9	(1.3%)
Booked passengers (thousands) (1)	-	4,263	3,964	7.5%
Departures (1)	-	28,188	26,754	5.4%
Block hours (1)	-	77,244	71,802	7.6%
Fuel gallons consumed (millions)	-	54.3	51.0	6.4%
Average economic fuel cost per gallon	2.2	40.1	37.1	8.0%
Aircraft at end of period	-	70	68	2.9%
Average aircraft utilization (block hours)	-	13.2	12.4	6.1%
Average exchange rate	-	18.76	20.39	(8.0%)
End of period exchange rate	-	18.34	18.81	(2.5%)
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only
(1) Includes schedule + charter (3) Dollar amounts were converted at average exchange rate of each period

(2) Includes schedule (4) Includes “other passenger revenues” and “non-passenger revenues”

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited	Three months ended March 31, 2018			Variance
(In millions of Mexican pesos)	(US Dollars)*	Three months ended March 31, 2018	Three months ended March 31, 2017 (Adjusted)	(%)
Operating revenues:
Passenger revenues	302	5,533	5,407	2.3%
Fare revenues	212	3,886	4,025	(3.5%)
Other passenger revenues	90	1,648	1,382	19.2%

Non-passenger revenues	17	317	292	8.7%
Cargo	3	49	41	18.2%
Other non-passenger revenues	15	269	251	7.1%

Total operating revenues	319	5,850	5,699	2.7%

Other operating income	-	(1)	(1)	38.1%
Fuel	119	2,175	1,892	14.9%
Aircraft and engine rent expense	87	1,596	1,699	(6.1%)
Landing, take-off and navigation expenses	61	1,125	1,035	8.7%
Salaries and benefits	41	746	696	7.3%
Sales, marketing and distribution expenses	19	357	358	(0.1%)
Maintenance expenses	19	351	351	(0.2%)
Other operating expenses	15	274	269	1.9%
Depreciation and amortization	7	132	128	3.1%
Operating expenses	368	6,757	6,428	5.1%

Operating loss	(49)	(906)	(729)	24.3%

Finance income	2	34	21	58.0%
Finance cost	(2)	(34)	(21)	62.7%
Exchange loss, net	(38)	(691)	(1,145)	(39.6%)
Comprehensive financing result	(38)	(691)	(1,144)	(39.6%)

Loss before income tax	(87)	(1,597)	(1,873)	(14.7%)
Income tax expense	26	479	556	(13.7%)
Net loss	(61)	(1,118)	(1,318)	(15.2%)

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Reconciliation of total ancillary revenue per passenger

The adoption of the IFRS 15 impacted the classification and timing of recognition of certain ancillary items such as bags, advanced seat selection, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue (disclosed below as “other passenger revenue”).

Non-passenger revenue primarily consists of revenue from the sale of other items such as rental cars, insurance, hotels and cargo. This change did not have a material impact on our income statement or balance sheet in any period presented.

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited
(In millions of Mexican pesos)	Three months ended March 31, 2018 (US Dollars)*	Three months ended March 31, 2018	Three months ended March 31, 2017 (Adjusted)	Variance (%)

Other passenger revenues	90	1,648	1,382	19.2%
Non-passenger revenues	17	317	292	8.7%
Total ancillary revenues	107	1,965	1,674	17.4%

Booked passengers (thousands)	4,263	4,263	3,964	7.5%

Total ancillary revenue per passenger	25.1	461	422	9.1%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Financial Position

	March 31, 2018 Unaudited
(In millions of Mexican pesos)	(US Dollars)*	March 31, 2018 Unaudited	December 31, 2017 (Adjusted)
Assets
Cash and cash equivalents	399	7,317	6,951
Accounts receivable	100	1,825	1,449
Inventories	17	305	295
Prepaid expenses and other current assets	41	755	768
Financial instruments	21	379	497
Guarantee deposits	64	1,176	1,353
Total current assets	641	11,757	11,313
Rotable spare parts, furniture and equipment, net	249	4,567	4,376
Intangible assets, net	9	173	190
Deferred income taxes	31	576	562
Guarantee deposits	307	5,627	6,098
Other assets	8	141	126
Total non-current assets	604	11,084	11,353
Total assets	1,245	22,841	22,666
Liabilities
Unearned transportation revenue	180	3,300	2,293
Accounts payable	59	1,076	1,118
Accrued liabilities	116	2,133	2,051
Other taxes and fees payable	114	2,089	1,245
Income taxes payable	8	139	111
Financial debt	139	2,542	2,404
Other liabilities	8	149	281
Total short-term liabilities	623	11,429	9,503
Financial debt	48	881	1,079
Accrued liabilities	10	183	200
Other liabilities	12	224	217
Employee benefits	1	20	19
Deferred income taxes	63	1,154	1,616
Total long-term liabilities	134	2,462	3,131
Total liabilities	757	13,891	12,635
Equity
Capital stock	162	2,974	2,974
Treasury shares	(5)	(85)	(85)
Contributions for future capital increases	-	-	-
Legal reserve	16	291	291
Additional paid-in capital	99	1,807	1,805
Retained earnings	209	3,830	4,948
Accumulated other comprehensive losses	7	133	99
Total equity	488	8,950	10,031
Total liabilities and equity	1,245	22,841	22,666

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited	Three months ended March 31, 2018
(In millions of Mexican pesos)	(US Dollars)*	Three months ended March 31, 2018	Three months ended March 31, 2017 (Adjusted)

Net cash flow provided by operating activities	60	1,093	469
Net cash flow used in investing activities	(17)	(313)	(342)
Net cash flow provided by financing activities	4	65	174
Increase in cash and cash equivalents	46	844	300
Net foreign exchange differences	(26)	(478)	(533)
Cash and cash equivalents at beginning of period	379	6,951	7,071
Cash and cash equivalents at end of period	399	7,317	6,839

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows adjusted balances after the adoption of IFRS 15, "Revenue from Contracts with Customers" on the quarterly statements of operations for each quarter of 2017. These recast amounts were derived from unaudited financial statements included in the quarterly reports on Form 6-K during the year ended December 31, 2017.

Unaudited	Three months ended March 31, 2017	Three months ended June 30, 2017	Three months ended September 30, 2017	Three months ended December 31, 2017	Full Year 2017 Adjusted
(In millions of Mexican pesos)
Operating revenues:
Passenger revenues	5,407	5,699	6,286	6,258	23,649
Fare revenues	4,025	4,252	4,773	4,742	17,791
Other passenger revenues	1,382	1,448	1,513	1,516	5,858

Non-passenger revenues	292	294	286	267	1,139
Cargo	41	39	38	53	171
Other non-passenger revenues	251	256	248	214	968

Total operating revenues	5,699	5,994	6,571	6,524	24,788

Other operating income	(1)	(10)	(8)	(78)	(97)
Fuel	1,892	1,694	1,698	1,972	7,256
Aircraft and engine rent expense	1,699	1,378	1,384	1,612	6,073
Landing, take-off and navigation expenses	1,035	1,006	989	981	4,010
Salaries and benefits	696	717	695	715	2,824
Sales, marketing and distribution expenses	358	387	468	479	1,692
Maintenance expenses	351	362	324	396	1,433
Other operating expenses	269	271	249	300	1,088
Depreciation and amortization	128	139	150	131	549
Operating expenses	6,428	5,943	5,948	6,508	24,827

Operating (loss) income	(729)	51	623	17	(39)

Finance income	21	21	30	33	106
Finance cost	(21)	(22)	(20)	(24)	(86)
Exchange (loss) gain, net	(1,145)	(558)	125	784	(794)
Comprehensive financing result	(1,144)	(559)	135	793	(774)

(Loss) income before income tax	(1,873)	(508)	758	810	(813)
Income tax benefit	556	0	(39)	(356)	161
Net (loss) income	(1,318)	(508)	720	454	(652)

(Loss) earnings per share:
Basic (pesos)	(1.30)	(0.50)	0.71	0.45	(0.64)
Diluted (pesos)	(1.30)	(0.50)	0.71	0.45	(0.64)
(Loss) earnings per ADS:
Basic (pesos)	(13.02)	(5.02)	7.11	4.49	(6.44)
Diluted (pesos)	(13.02)	(5.02)	7.11	4.49	(6.44)

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows quarterly adjustments made due to the adoption of IFRS 15, "Revenue from Contracts with Customers" on the statements of operations for 2017.

Unaudited
(In millions of Mexican pesos)	Full Year 2017 as Reported	Three months ended March 31, 2017	Three months ended June 30, 2017	Three months ended September 30, 2017	Three months ended December 31, 2017	Full Year 2017 Adjusted
Operating revenues:
Passenger revenues	17,791	1,382	1,448	1,513	1,516	23,649
Fare revenues	17,791	-	-	-	-	17,791
Other passenger revenues	-	1,382	1,448	1,513	1,516	5,858

Non-passenger revenues	7,054	(1,339)	(1,435)	(1,524)	(1,617)	1,139
Cargo	171	-	-	-	-	171
Other non-passenger revenues	6,883	(1,339)	(1,435)	(1,524)	(1,617)	968

Total operating revenues	24,845	43	12	(11)	(101)	24,788

Other operating income	(97)	-	-	-	-	(97)
Fuel	7,256	-	-	-	-	7,256
Aircraft and engine rent expense	6,073	-	-	-	-	6,073
Landing, take-off and navigation expenses	4,010	-	-	-	-	4,010
Salaries and benefits	2,824	-	-	-	-	2,824
Sales, marketing and distribution expenses	1,692	-	-	-	-	1,692
Maintenance expenses	1,433	-	-	-	-	1,433
Other operating expenses	1,088	-	-	-	-	1,088
Depreciation and amortization	549	-	-	-	-	549
Operating expenses	24,827	-	-	-	-	24,827

Operating income (loss)	19	43	12	(11)	(101)	(39)

Finance income	106	-	-	-	-	106
Finance cost	(86)	-	-	-	-	(86)
Exchange (loss), net	(794)	-	-	-	-	(794)
Comprehensive financing result	(774)	-	-	-	-	(774)

(Loss)income before income tax	(756)	43	12	(11)	(101)	(813)
Income tax benefit	161	-	-	-	-	161
Net (loss) income	(595)	43	12	(11)	(101)	(652)

Basic (loss) earnings per share	(0.59)	0.04	0.01	(0.01)	(0.10)	(0.64)
Diluted (loss) earnings per share	(0.59)	0.04	0.01	(0.01)	(0.10)	(0.64)

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Reconciliation of total ancillary revenue per passenger

The adoption of the IFRS 15 impacted the classification and timing of recognition of certain ancillary items such as bags, advanced seat selection, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue (disclosed below as “other passenger revenue”).

Non-passenger revenue primarily consists of revenue from the sale of other items such as rental cars, insurance hotels and cargo. This change did not have a material impact on our income statement or balance sheet in any period presented.

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited
(In millions of Mexican pesos)	Three months ended March 31, 2017	Three months ended June 30, 2017	Three months ended September 30, 2017	Three months ended December 31, 2017	Full Year 2017 Adjusted

Other passenger revenues	1,382	1,448	1,513	1,516	5,858
Non-passenger revenues	292	294	286	267	1,139
Total ancillary revenues	1,674	1,742	1,798	1,783	6,997

Booked passengers (thousands)	3,964	4,063	4,173	4,226	16,426

Total ancillary revenue per passenger	422	429	431	422	426

Total ancillary revenue per passenger (as reported) (*)	411	426	434	446	429

(*) These recast amounts were derived from unaudited financial statements included in the quarterly reports on Form 6-K during the year ended December 31, 2017, under the called name “Non-ticket revenue per passenger”.